EXHIBIT 99.1

Northern Dynasty: Second Tranche of Amended Royalty Agreement Completed with Receipt of US$10 Million

July 25, 2024 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports it has received the remaining $10 million royalty payment under the second tranche of the Company’s royalty agreement dated July 26, 2022 (the “Royalty Agreement’) and the amended Royalty Agreement (the “Amendment”) dated November 13, 2023. All currency figures are U.S. dollars.

Under the Amendment, the royalty investor (the “Royalty Holder”) received the right to fund the second $12 million tranche in six equal installments of $2 million in exchange for the right to receive approximately 0.33% of the payable gold production and 1% of the payable silver production from the Pebble Project per each additional payment installment made (representing 1/6 of the aggregate royalty under the second tranche).  Northern Dynasty received the first $2 million upon execution of the Amendment, as reported in the Company’s November 13, 2023 news release.

As the Royalty Holder has now completed all six installments (for a total of $12 million) of the second tranche on or before July 26, 2024, the balance of the completion of the Royalty Agreement has been extended until July 26, 2025 as agreed to under the Amendment. The remaining three tranches of $12 million each, as described in the Company’s July 27, 2022 news release and its recent Q1 2024 MD&A, have not been similarly subdivided, and the aggregate total purchase price of $60 million and maximum royalty rates (10% of payable gold production and 30% of payable silver production) remain unchanged from the original Royalty Agreement.

“We are pleased that the investor has completed the second of five $12 million tranches,” said Ron Thiessen, President and CEO of Northern Dynasty Minerals. “As a result, the expiration date has been extended for one year, by which time we could receive the additional $36 million investment from the remaining three tranches contemplated in the original royalty agreement. Meanwhile we will continue to advance responsibly and reasonably the Pebble Project, one of the most important minerals and metals deposits in the world, with standards that assure the environment and regional fisheries are safeguarded as detailed in the USACE’s Final Environmental Impact Statement and Remand Order.”

The Company received the first tranche of $12 million in return for the right of the Royalty Holder to receive 2% of the payable gold production and 6% of the payable silver production from the Pebble Project, after accounting for a notional payment by the Royalty Holder of $1,500 per ounce of gold and $10 per ounce of silver, respectively, for the life of the mine (see Northern Dynasty news release July 27, 2022). Completion of the second tranche of $12 million increases the investor’s right to an aggregate of 4% of the payable gold production and 12% of the aggregate silver production. If, in the future, spot prices exceed $4,000 per ounce of gold or $50 per ounce of silver, then the Company will share 20% of the excess price for either metal. Additionally, the Company will retain a portion of the metal produced at recovery rates in excess of 60% for gold and 65% for silver, and so is incentivized to continually improve operations over the life of the mine.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

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For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project and the ability of the Company to successfully complete the full financing transaction discussed above (the “Royalty Financing”) are forward-looking statements. These include statements regarding: (i) the ability of the Pebble Project to ultimately secure all required federal and state permits, (ii) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (iii) the ability of the Company and/or the State of Alaska to challenge the EPA’s Final Determination process under the Clean Water Act through legal actions; and (iv) the full payment of the balance of the payments under the final three tranches and the future determinations of the Royalty Holder to increase its investment and the successful completion of the full Royalty Financing.

Although Northern Dynasty (“NDM”) believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits or regarding the ability of NDM to develop the Pebble Projects in light of the USACE remand decision and EPA’s Final Determination.

Assumptions used by NDM to develop forward-looking statements include the following assumptions: (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses and (ii) NDM will be successful in its legal action against the EPA and any action taken by the EPA in connection with the Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project;  (iii) the full amounts under the remaining tranches of the Royalty Financing will be advanced by the investor by July 26, 2025 of which there is no assurance, and (iv) NDM will be able to secure the financing required to develop the Pebble Project, including the full Royalty Financing.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2023, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2023 and for the three months ended March 31, 2024 as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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